UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 12)*
Seneca Foods Corporation
(Name of Issuer)
Class A Common Stock $0.25 par value per share Class B Common Stock $0.25 par value per share	817070501 817070105
(Title of Class of Securities)	(CUSIP Number)
Andrew M. Boas Carl Marks Management Company, L.P. 900 Third Avenue, 33rd Floor New York, New York 10022 (212) 909-8444	with a copy to: Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 8 Pages)

CUSIP No.	817070501 817070105	13D	Page 2 of 15

1		NAMES OF REPORTING PERSONS:	Carl Marks Management Company, L.P.*
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):			04-3279871
2		Check the appropriate box if a member of a group:	(a) [_] (b) ☒
3		SEC use only
4	Source of funds:	N/A
5		CHECK if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):	[_]
6		Citizenship or place of organization:	Delaware
NUMBER OF SHARES	7	Sole Voting Power:	-0-
BENEFICIALLY OWNED BY	8	Shared Voting Power:	-0-
EACH REPORTING	9	Sole Dispositive Power:	-0-
PERSON WITH	10	Shared Dispositive Power:	-0-
11		Aggregate Amount Beneficially Owned by Reporting Person:	-0-
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	OO

_________________________

*  See introductory paragraph preceding Item 1.

CUSIP No.	817070501 817070105	13D	Page 3 of 15

1		NAMES OF REPORTING PERSONS:	Andrew M. Boas*
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF/OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States Citizen
NUMBER OF SHARES	7	Sole Voting Power:	-0-
BENEFICIALLY OWNED BY	8	Shared Voting Power:	-0-
EACH REPORTING	9	Sole Dispositive Power:	-0-
PERSON WITH	10	Shared Dispositive Power:	-0-
11		Aggregate Amount Beneficially Owned by Reporting Person:	-0-
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	IN

_________________________

*  See introductory paragraph preceding Item 1.

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CUSIP No.	817070501 817070105	13D	Page 4 of 15

1		NAMES OF REPORTING PERSONS	Robert C. Ruocco*
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	-0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	IN

_________________________

*  See introductory paragraph preceding Item 1.

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CUSIP No.	817070501 817070105	13D	Page 5 of 15

1		NAME OF REPORTING PERSON:	James Forbes Wilson*
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions):	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	-0-
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON (See Instructions):	IN

_________________________

*  See introductory paragraph preceding Item 1.

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CUSIP No.	817070501 817070105	13D	Page 6 of 15

1		NAME OF REPORTING PERSON:	Nancy A. Marks
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions):	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	-0-
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON (See Instructions):	IN

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CUSIP No.	817070501 817070105	13D	Page 7 of 15

1		NAME OF REPORTING PERSON:	Mark L. Claster
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions):	PF/OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	-0-
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON (See Instructions):	IN

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___________________________

*          The joint statement on Schedule 13D dated April 16, 1984, as amended on September 19, 1988 by Amendment No. 1, as further amended on June 6, 1989 by Amendment No. 2, as further amended on August 15, 1989 by Amendment No. 3, as further amended on March 27, 1991 by Amendment No. 4, as further amended on March 2, 1995 by Amendment No. 5, as further amended on December 12, 1995 by Amendment No. 6, as amended and restated on July 2, 1998 by Amendment No. 7, as amended and restated on September 2, 1998 by Amendment No. 8, as further amended on October 26, 1999 by Amendment No. 9, as further amended on April 20, 2000 by Amendment No. 10, as amended and restated on July 8, 2004 by Amendment No. 11, is hereby amended as set forth below. Because of the relationship between Carl Marks Management Company, L.P., Andrew M. Boas (“Mr. Boas”), Robert C. Ruocco (“Mr. Ruocco”), James Forbes Wilson (“Mr. Wilson”), Nancy A. Marks (“Ms. Marks”), and Mark L. Claster (“Mr. Claster”) (collectively, the “Reporting Persons”), the Reporting Persons have decided to report jointly their interests in the common stock of Seneca Foods Corporation, a New York corporation (the “Issuer”).

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.25 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.25 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of the Issuer and is being filed pursuant to Section 13d-2 under the Securities and Exchange Act of 1934, as amended. Holders of Class B Common Stock have the right, at their option, to convert into shares of Class A Common Stock on a share-for-share basis. The principal executive offices of Seneca Foods Corporation (the “Issuer”) are located at 3736 South Main Street, Marion, New York 14505.

Item 2. Identity and Background.

(a)       This statement is filed by (i) Carl Marks Management Company, L.P. (“Carl Marks”), a Delaware limited partnership and the general partner of Carl Marks Strategic Investments, L.P., a Delaware limited partnership (“Partnership I”), and Carl Marks Strategic Investments III, L.P., a Delaware limited partnership (“Partnership III”), (ii) Mr. Boas, one of three general partners of Carl Marks, (iii) Mr. Ruocco, one of three general partners of Carl Marks, (iv) Mr. Wilson, one of three general partners of Carl Marks, (v) Ms. Marks, a member of the board of directors of Carl Marks & Co. LLC (“CMCO”), and (vi) Mr. Claster, President of CMCO.

(b)-(c) (i) The business address of Carl Marks is 900 Third Avenue, 33rd Floor, New York, New York 10022. The principal business of Carl Marks is investment management, including the management of Partnership I and Partnership III.

(ii), (iii) and (iv).        The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as general partners of Carl Marks. In addition to serving as general partner of Carl Marks, Mr. Boas is a member of the board of directors of CMCO, which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and work out activities. Messrs. Boas and Wilson are also directors of the Issuer. The business address of Messrs. Boas, Ruocco and Wilson is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(v)       Ms. Marks is a member of the Board of Directors of CMCO. Ms. Marks’ business address is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(vi)      The principal business of Mr. Claster is President of CMCO and a member of its board of directors. Mr. Claster’s business address is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Messrs. Boas, Ruocco, Wilson and Claster and Ms. Marks are each citizens of the United States.

Item 4. Purpose of the Transaction

Item 4 is amended by adding the following:

On July 15, 2009, the Reporting Persons entered into an Underwriting Agreement, dated July 15, 2009, by and among the Reporting Persons and the other selling shareholders party thereto, the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co., as representatives of the several underwriters named therein (the “Agreement”), pursuant to which the selling shareholders sold 3,756,332 shares of Class A Common Stock (including 3,601,764 shares of Class A Common Stock beneficially owned by the Reporting Persons) for an aggregate consideration of approximately $77,680,945 (net of underwriting fees and expenses) (the “Offering”). The 3,756,332 shares of Class A Common Stock sold in the Offering included 556,088 shares of Class B Common Stock and 2,607,156 shares of Convertible Participating Preferred Stock that were converted into shares of Class A Common Stock on a one-for-one basis by the Issuer immediately prior to consummation of the Offering at the instruction of the selling shareholders.

On July 8, 2009, the Issuer entered into an amendment (the “Shareholders Agreement Amendment”), to the Shareholders Agreement dated as of June 22, 1998 (the “Shareholders Agreement”) by and among the Issuer and certain parties listed therein, including, inter alios, Partnership I, Partnership III and CMCO. Pursuant to that Shareholders Agreement Amendment, upon consummation of the Offering the Shareholders Agreement was terminated and Messrs. Boas and Wilson agreed to resign from the Board of Directors of the Issuer upon such termination.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons own the following shares of Common Stock as of July 21, 2009.

	Shares of Common Stock	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carl Marks	-0-	-0-	-0-	-0-	-0-

10

Andrew M. Boas	-0-	-0-	-0-	-0-	-0-
Robert C. Ruocco	-0-	-0-	-0-	-0-	-0-
James Forbes Wilson	-0-	-0-	-0-	-0-	-0-
Nancy A. Marks	-0-	-0-	-0-	-0-	-0-
Mark L. Claster	-0-	-0-	-0-	-0-	-0-

__________________

(b) See paragraph (a) above.

(c) The table below sets forth a sale of Class A Common Stock effectuated by the Reporting Persons during the last 60 days. Each sale was made pursuant to the Agreement.

	Date of Transaction	Class of Stock	Amount of Shares	Price Per Share
Carl Marks	July 21, 2009	Class A Common Stock	2,355,736	$20.68
Andrew M. Boas	July 21, 2009	Class A Common Stock	2,463,686	$20.68
Robert C. Ruocco	July 21, 2009	Class A Common Stock	2,355,736	$20.68
James Forbes Wilson	July 21, 2009	Class A Common Stock	2,355,736	$20.68
Nancy A. Marks	July 21, 2009	Class A Common Stock	1,030,128	$20.68

11

Mark L. Claster	July 21, 2009	Class A Common Stock	107,950	$20.68

(d)       No person other than the Reporting Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from the sale of the shares of Common Stock listed in this Item 5.

(e)       The reporting persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on July 21, 2009.

Item 6. Contracts, Arrangements, Understandings or

Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

On July 15, 2009, the Reporting Persons entered into the Agreement, pursuant to which the selling shareholders sold 3,756,332 shares of Class A Common Stock (including 3,601,764 shares of Class A Common Stock beneficially owned by the Reporting Persons) for an aggregate consideration of approximately $77,680,945 (net of underwriting fees and expenses).

On July 8, 2009, the Issuer entered into the Shareholders Agreement Amendment by and among the Issuer and certain parties listed therein, including, inter alios, Partnership I, Partnership III and CMCO. Pursuant to that Shareholders Agreement Amendment, the shareholders agreement has terminated and Messrs. Boas and Wilson resigned from the Board of Directors of the Issuer upon such termination.

On July 8, 2009, the Issuer entered into an Agreement (the “RR Amendment”) by and among the Issuer and certain selling shareholders party thereto (including the Reporting Persons) pursuant to which such certain selling shareholders confirmed their request made pursuant to the Registration Rights Agreement, dated as of June 22, 1998 (the “RR Agreement”) to, amongst other things, effect the registration and sale of the selling shareholders’ Class A Common Stock and to terminate the RR Agreement upon the sale of all the Company’s capital stock listed on Schedule A of the of the RR Amendment.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended by adding the following:

Exhibit Number	Description
Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated July 8, 2009, filed with the Commission	Underwriting Agreement

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Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated July 8, 2009, as amended on July 15, 2009, filed with the Commission	Shareholders Agreement Amendment
Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, dated July 8, 2009, as amended on July 15, 2009, filed with the Commission	RR Amendment

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2009
CARL MARKS MANAGEMENT COMPANY, L.P.

By:	/s/ Andrew M. Boas	By:	/s/ Andrew M. Boas
Name:	Andrew M. Boas	Name:	Andrew M. Boas
Title:	General Partner

By:	/s/ Robert C. Ruocco	By:	/s/ Nancy Marks
Name:	Robert C. Ruocco	Name:	Nancy Marks
Title:	General Partner

By:	/s/ James Forbes Wilson	By:	/s/ Mark L. Claster
Name:	James Forbes Wilson	Name:	Mark L. Claster
Title:	General Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

14

EXHIBIT INDEX

Exhibit Number	Description
Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated July 8, 2009, filed with the Commission	Underwriting Agreement
Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated July 8, 2009, as amended on July 15, 2009, filed with the Commission	Shareholders Agreement Amendment
Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, dated July 8, 2009, as amended on July 15, 2009, filed with the Commission	RR Amendment

15